Allianz Life Insurance Company of North America
Stewart D. Gregg
Senior Securities Counsel
5701 Golden Hills Drive
Minneapolis, MN  55416-1297
Telephone:  763-765-2913
Telefax:       763-765-6355
stewart.gregg@allianzlife.com

December 21, 2010

Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F Street NE
Washington, D.C. 20549

RE:  Allianz Life Insurance Company of North America
        Allianz Life Variable Account B (File No. 811-05618)
        Registration Statement Nos. 333-169265 on Form N-4
        Pre-Effective Amendment No. 1

Dear Sir/Madam:

The Registrant hereby requests acceleration of the effective date of the above captioned pre-effective amendment to the Registration Statement and requests that said amendment become effective on December 27, 2010, or on such earlier date as may be approved by the Commission.

The Registrant acknowledges that changes to the Registration Statement based on Staff comments do not bar the Commission from taking future action and that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing. The Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Allianz Life Variable Account B
Allianz Life Insurance Company of North America

/s/ Stewart D. Gregg

Allianz Life Financial Services, LLC

Stewart D. Gregg
Vice President
5701 Golden Hills Drive
Minneapolis, MN  55416-1297

Telephone:  763-765-2913
Telefax:       763-765-6355
stewart.gregg@allianzlife.com

December 21, 2010

Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F Street NE
Washington, D.C. 20549

RE:  Allianz Life Insurance Company of North America
        Allianz Life Variable Account B (File No. 811-05618)
        Registration Statement No. 333-169265 on Form N-4
        Pre-Effective Amendment No. 1

Dear Sir/Madam:

Allianz Life Financial Services, LLC, as principal underwriter for the above-referenced Registrant, joins the Registrant in its request to accelerate the effective date of the above captioned pre-effective-amendment to the Registration Statement and request that said amendment become effective on December 27, 2010, or on such earlier date as may be approved by the Commission.

The Registrant acknowledges that changes to the Registration Statement based on Staff comments do not bar the Commission from taking future action and that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing. The Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Allianz Life Financial Services, LLC

/s/ Stewart D. Gregg